This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 18, 2006

Item 3.

Press Release

August 18, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announced today that it has accepted the resignation of its Chief Operating Officer, Matthew Watson, effective immediately..

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 18th day of August, 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Friday, August 18, 2006

                                                                                                                                                                       (No.2006-08-16)

CARMANAH ANNOUNCES DEPARTURE OF CHIEF OPERATING OFFICER

Victoria, British Columbia, Canada – Friday, August 18, 2006 - Carmanah Technologies Corporation (TSX: CMH) announced today that it has accepted the resignation of its Chief Operating Officer, Matthew Watson, effective immediately.

"On behalf of all of us at Carmanah, I wish to thank Matthew for his efforts and dedication over the past three years," states Art Aylesworth, Carmanah's CEO.  "He played an important role in the Company's success to-date and I wish him the very best as he explores new opportunities."

In response to his departure, Carmanah has restructured its management to redistribute Mr. Watson’s responsibilities and has no immediate plans for a successor.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada.  Its United Kingdom is based in the London, England, and the Company has additional branch offices and/or sales representation in 11 cities across Canada and the United States.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly-traded on the TSX Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.